OMB

17004706

)N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
416

SEC FILE NUMBER
8- 69374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MC SQUARE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 ARCH STREET
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARINO MARIN (212) 803-3344 ext 405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

142 LOWELL ROAD, UNIT 17 #219 (Address) HUDSON (City) NH (State) 03051 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

gr

OATH OR AFFIRMATION

I, MARINO MARIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MC SQUARE CAPITAL LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

02/17/17

Signature

CEO

Title

William Helmrich 02-17-17

Notary Public William Helmrich
Commission Expiration: Aug. 31, 2021

WILLIAM HELMRICH
Notary Public
Connecticut
My Commission Expires Aug 31, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC SQUARE CAPITAL, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2016

Contents

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL (603) 889-4243
FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of MC Square Capital, LLC

We have audited the accompanying statement of financial condition of MC Square Capital, LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of MC Square Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MC Square Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital, Computation for determination of reserve requirements and Information relating to possession or control requirements has been subjected to audit procedures performed in conjunction with the audit of MC Square Capital, LLC's financial statements. The supplemental information is the responsibility of MC Square Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital, Computation for determination of reserve requirements and Information relating to possession or control requirements is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 16, 2017

MC SQUARE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets	
Cash	$ 1,486,267
Accounts receivable	25,902
Prepaid expenses	9,763
Total assets	**$ 1,521,931**

Liabilities and Member's Capital	
Liabilities	
Accounts and accrued expenses payable	$ 95,308
Total liabilities	**95,308**
Member's capital	
Member's capital	1,426,623
Total member's capital	**1,426,623**
Total liabilities and member's capital	**$ 1,521,931**

See accompanying notes to the financial statements.

MC SQUARE CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2016

Revenue	
Advisory Fee	$ 1,151,200
Retainer Fee	$ 490,274
Total revenue	**1,641,474**
Expenses	
Compensation	289,731
Legal and Professional fees	85,827
Administrative	60,000
Occupancy	47,369
Bad debt	30,098
Technology and communication	20,459
Data	29,595
Insurance	13,295
Regulatory fees	13,181
Travel and meals	8,043
Sponsorships	7,500
Office	3,792
Other	4,974
Total expenses	**613,864**
Loss on exchange rate	(364)
Net Income	**$ 1,027,246**

See accompanying notes to the financial statements.

MC SQUARE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2016

Member's capital, December 31, 2015	$	264,263
Capital contributions		200,000
Capital distributions		(64,886)
Net Income		1,027,246
Member's capital, December 31, 2016	**$**	**1,426,623**

See accompanying notes to the financial statements.

MC SQUARE CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2016

Cash flows from operating activities:	
Net (loss)	$ 1,027,246
Adjustments to reconcile net (loss) to net cash used in operating activities:	
Depreciation	
Changes in operating assets and liabilities	
Decrease in accounts receivable	147,308
(Increase) in prepaid expenses	(8,507)
(Increase) in accrued expenses and accounts payable	89,808
(Decrease) in unearned income	(50,000)
Net cash (used in) operating activities	**1,205,855**
Cash flows from financing activities	
Member contributions	200,000
Capital distribution to member	(64,886)
Net cash provided by financing activities	**135,114**
Net change in cash	**1,340,969**
Cash, beginning of year	145,298
Cash, end of year	**$ 1,486,267**

Supplementary disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	$ -
Interest expense	$ -

See accompanying notes to the financial statements.

MC SQUARE CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2016

NOTE 1 – ORGANIZATION

Exit 3 Capital Markets, LLC (the "Company") was originally formed on July 26, 2013 as a registered Broker Dealer with the Security Exchange Commission ("SEC") and a Member of the Financial Industry Regulatory Authority (FINRA). In February 9, 2016, the Company was granted approval by FINRA for an ownership change where 100% of the Company was sold to MC Square Intermediate Holdings, LLC. Subsequent to FINRA approval, the Company was renamed MC Square Capital, LLC on March 3, 2016. Going forward, all references to "Company" shall mean MC Square Capital, LLC. The Company engages in the private placement of securities, mergers and acquisition advisory services, corporate finance & development services and investment banking advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and expense recognition

Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Accounting basis

Thc Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its sole member MC Square Intermediate Holding LLC and reported on its individual tax return.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 3 – RELATED PARTY TRANSACTIONS

[As reported on its CMA application with FINRA] The Company has an expense sharing agreement with MC Square Services LLC, a related party through common control in which MC Square Capital LLC and MC Square Services LLC agree to share certain management, operating and overhead expenses. These include but are not limited to occupancy and equipment, technology and communications, salary and administrative expense, insurance, office expense, supplies, and consulting fees which totaled $430,078 during the reporting period. MC Square Services LLC has indicated it will not seek reimbursement for these expenses in the future.

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2016 because of the relatively short maturity of these instruments.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016 The Company is required a minimum net capital of $6,354. At December 31, 2016, the Company had net capital of $1,390,959 and $1,384,605 of excess net capital. At December 31, 2016, thc Company's aggregate indebtedness to net capital ratio was .069 to 1.

NOTE 6 – SUBSEQUENT EVENTS

The Company evaluated subsequent events occurring until February 16, 2017 the date the financial statements were issued and believes there are no subsequent events requiring adjustment to or disclosure in the financial statements.

MC SQUARE CAPITAL, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2016

Net capital	
Total member's capital	$ 1,426,623
Liabilities subordinated to claims of general creditors allowable in computation of net capital	--
Non-allowable assets	35,664
Net capital before haircuts and undue concentration on securities positions	**1,390,959**
Haircuts and undue concentration on securities positions	--
Net Capital	**$ 1,390,959**
Aggregate indebtedness	
Items included in the statement of financial condition:	
Accrued expenses and other liabilities	$ 95,308
	$ 95,308
Ratio: aggregate indebtedness to net capital	.069 to 1
Computation of basis net capital requirement	
Minimum net capital required	$ 6,354
Excess net capital at 1000%	$ 1,384,605

Reconciliation of December 31, 2016 audited computation of net capital and Company's unaudited December 31, 2016 Part IIA of Form X-17A-5.

Unaudited December 31, 2016 net capital per December 31, 2016 Part IIA filing	$ 1,390,959
Audit adjustments	--
Net capital	**$ 1,390,959**

See report of independent registered public accounting firm.

MC SQUARE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See report of independent registered public accounting firm.

MC SQUARE CAPITAL, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2016

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See report of independent registered public accounting firm.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243
FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of MC Square Capital, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) MC Square Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MC Square Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) MC Square Capital, LLC stated that MC Square Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MC Square Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MC Square Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 16, 2017

MC SQUARE CAPITAL, LLC
EXEPMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED
DECEMBER 31, 2016

MC Square Capital, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

MC Square Capital, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Marino Marin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Marino Marin, CEO

MC SQUARE CAPITAL, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2016

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of MC Square Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by MC Square Capital, LLC and SIPC, solely to assist you and the other specified parties in evaluating MC Square Capital, LLC's compliance with the applicable instructions of Form SIPC-7. MC Square Capital, LLC's management is responsible for MC Square Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in July 2016 and January 2017, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 16, 2017

MC SQUARE CAPITAL, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2016

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			**$ 4,104**
Less Payments Made:			
	Date Paid	**Amount**	
	7-16-16	**$ 2,721**	
			(2,721)
Interest on late payment(s)			**0**
Total Assessment Balance or Overpayment			**$1,383**
Payment made with Form SIPC 7			**$1,383**

MC SQUARE CAPITAL, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2016

Total revenue	**$ 1,641,474**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**0**
Total deductions	**$ 0**
SIPC NET OPERATING REVENUES	**$1,641,474**
GENERAL ASSESSMENT @ .0025	**$ 4,104**